Exhibit 99.1

March 16, 2005

Mr. John Burke, CEO
Annuity & Life Re (Holdings), Ltd.
Cumberland House
1 Victoria Street
Hamilton, HM 11, Bermuda

Dear Jay:

You have furnished us with a copy of your “Notification of Late Filing” on Form 12b-25 dated March 16, 2005.

We are in agreement with the comments under Part III of the Form. We were unable to issue our audit opinion with respect to the financial statements of Annuity & Life Re (Holdings), Ltd as of December 31, 2004 on or before the due date of the Company’s Form 10-K because information related to certain financial statement disclosures is not available and the required disclosures have not been completed.

Very truly yours,

Marcum & Kliegman LLP